[WILLBROS GROUP, INC. LETTERHEAD]

December 20, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Mark Wojciechowski

Re:	Willbros Group, Inc.

File No. 1-34259

Form 10-K for the fiscal year ended December 31, 2011

Filed April 9, 2012

Dear Mr. Wojciechowski:

As per our telephone conversation today, Thursday, December 20, 2012, we hereby confirm our request and your grant of an extension of time, due to the holidays and work schedules, to respond to the comment letter of the Securities and Exchange Commission dated December 13, 2012. Specifically, we anticipate completing and submitting our response on or before January 14, 2013.

If you have any questions concerning the foregoing, please contact me at 713.403.6813.

Very truly yours,

/s/ Geoffrey C. Stanford

Geoffrey C. Stanford

Vice President and Chief Accounting Officer